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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2004

SR Telecom Inc.
(Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)
By:	/s/ Pierre St-Arnaud (Signature)*

Date: February 18, 2004

* Print the name and title of the signing officer under his signature.

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035	Scott Lawrence (Maison Brison) (514) 731-0000 email: scott@maisonbrison.com

SR Telecom Announces Closing of $40 Million Bought Deal Financing and $4 Million Private Placement

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

MONTREAL, February 18, 2004 – SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA) (“SR Telecom” or the “Company”) announced today that it has completed its previously-announced offering with a syndicate of underwriters led by Desjardins Securities Inc., and including TD Securities Inc. and CIBC World Markets Inc. The syndicate has purchased 5,714,287 Units of the Company (“Units”) at a price of $7.00 per Unit for aggregate gross proceeds of $40 million.

SR Telecom also announced that, concurrently with the closing of the public offering, it has completed its previously- announced private placement of 571,500 Units with Global Telecom, L.L.C., for aggregate gross proceeds of $4,000,500, on the same terms and conditions as those in the public offering of Units, subject to regulatory hold periods for private placement. These Units do not form part of the public offering and are not qualified by the prospectus filed by SR Telecom with securities regulatory authorities in Canada.

The net proceeds from the offering and private placement will be used for general corporate purposes and working capital, and may be used to repay a portion of the Company’s corporate debt.

The underwriters also have an option, exercisable until March 19, 2004, to acquire up to an aggregate of 15% additional Units at the offering price to cover over-allotments.

The Common Shares, Warrants and underlying Common Shares have not been registered under the United States Securities Act of 1933, as amended.

About SR Telecom Inc.

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783